# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Context Therapeutics Inc., CIK 0001842952
CUSIP: 21077P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Market Street, Suite 3915 Unit #15, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-004877
Filed by CIK 0001791827

## Reporting persons
- Avidity Partners Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,200,580; sole dispositive power 0; shared dispositive power 9,200,580; aggregate amount beneficially owned 9,200,580 (9.9% of the class)
- Avidity Partners Management (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,200,580; sole dispositive power 0; shared dispositive power 9,200,580; aggregate amount beneficially owned 9,200,580 (9.9% of the class)
- Avidity Capital Partners Fund (GP) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,200,580; sole dispositive power 0; shared dispositive power 9,200,580; aggregate amount beneficially owned 9,200,580 (9.9% of the class)
- Avidity Capital Partners (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,200,580; sole dispositive power 0; shared dispositive power 9,200,580; aggregate amount beneficially owned 9,200,580 (9.9% of the class)
- Avidity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,510,100; sole dispositive power 0; shared dispositive power 4,510,100; aggregate amount beneficially owned 4,510,100 (4.9% of the class)
- Avidity Private Master Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,776,296; sole dispositive power 0; shared dispositive power 7,776,296; aggregate amount beneficially owned 7,776,296 (8.2% of the class)
- Avidity Private Master Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,776,296; sole dispositive power 0; shared dispositive power 7,776,296; aggregate amount beneficially owned 7,776,296 (8.2% of the class)
- Michael Gregory: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,200,580; sole dispositive power 0; shared dispositive power 9,200,580; aggregate amount beneficially owned 9,200,580 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Context Therapeutics Inc.
Address of issuer's principal executive offices: 2001 Market Street, Suite 3915, Unit #15, Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
Avidity Partners Management LP
Avidity Partners Management (GP) LLC
Avidity Capital Partners Fund (GP) LP
Avidity Capital Partners (GP) LLC
Avidity Master Fund LP
Avidity Private Master Fund I LP
Michael Gregory
Address of principal business office or, if none, residence:
Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Partners Management (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners Fund (GP) LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Master Fund LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Private Master Fund I LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Michael Gregory
c/o Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America
Citizenship:
Avidity Partners Management LP - Delaware
Avidity Partners Management (GP) LLC - Delaware
Avidity Capital Partners Fund (GP) LP - Delaware
Avidity Capital Partners (GP) LLC - Delaware
Avidity Master Fund LP - Cayman Islands
Avidity Private Master Fund I LP - Cayman Islands
Michael Gregory - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Avidity Partners Management LP - 9,200,580
Avidity Partners Management (GP) LLC - 9,200,580
Avidity Capital Partners Fund (GP) LP - 9,200,580
Avidity Capital Partners (GP) LLC - 9,200,580
Avidity Master Fund LP - 4,510,100
Avidity Private Master Fund I LP - 7,776,296
Michael Gregory - 9,200,580
Percent of class:
Avidity Partners Management LP - 9.9%
Avidity Partners Management (GP) LLC - 9.9%
Avidity Capital Partners Fund (GP) LP - 9.9%
Avidity Capital Partners (GP) LLC - 9.9%
Avidity Master Fund LP - 4.9%
Avidity Private Master Fund I LP - 8.2%
Michael Gregory - 9.9%
Sole power to vote or to direct the vote:
Avidity Partners Management LP - 0
Avidity Partners Management (GP) LLC - 0
Avidity Capital Partners Fund (GP) LP - 0
Avidity Capital Partners (GP) LLC - 0
Avidity Master Fund LP - 0
Avidity Private Master Fund I LP - 0
Michael Gregory - 0
Shared power to vote or to direct the vote:
Avidity Partners Management LP - 9,200,580
Avidity Partners Management (GP) LLC - 9,200,580
Avidity Capital Partners Fund (GP) LP - 9,200,580
Avidity Capital Partners (GP) LLC - 9,200,580
Avidity Master Fund LP - 4,510,100
Avidity Private Master Fund I LP - 7,776,296
Michael Gregory - 9,200,580
Sole power to dispose or to direct the disposition:
Avidity Partners Management LP - 0
Avidity Partners Management (GP) LLC - 0
Avidity Capital Partners Fund (GP) LP - 0
Avidity Capital Partners (GP) LLC - 0
Avidity Master Fund LP - 0
Avidity Private Master Fund I LP - 0
Michael Gregory - 0
Shared power to dispose or to direct the disposition:
Avidity Partners Management LP - 9,200,580
Avidity Partners Management (GP) LLC - 9,200,580
Avidity Capital Partners Fund (GP) LP - 9,200,580
Avidity Capital Partners (GP) LLC - 9,200,580
Avidity Master Fund LP - 4,510,100
Avidity Private Master Fund I LP - 7,776,296
Michael Gregory - 9,200,580

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 4 are directly owned by advisory clients of Avidity Partners Management LP. None of those advisory clients, other than Avidity Private Master Fund I LP, may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Avidity Partners Management LP: By: Avidity Partners Management (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Avidity Partners Management (GP) LLC: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Avidity Capital Partners Fund (GP) LP: By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Avidity Capital Partners (GP) LLC: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Avidity Master Fund LP: By: Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner. By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Avidity Private Master Fund I LP: By: Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Avidity Private Master Fund I LP: By: Avidity Capital Partners Fund (GP) LP, its general partner, By: Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (11/14/2025)
- Michael Gregory: /s/ Michael Gregory, Michael Gregory (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.